Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

06015469

July 20, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

PROCESSED
JUL 26 2006
THOMSON
FINANCIAL

dlw 7/26

Man Group plc today announces that Jonathan Nicholls, a non-executive director of the company, has resigned from the Board effective immediately following his recent appointment as an executive director of Old Mutual plc.

The Board would like to thank Jonathan for his contribution over the last two years as a non-executive director of Man and wishes him well in his new executive role.

Enquiries

Man Group plc 020 7144 1000
Peter Clarke
David Browne

Merlin Financial
Paul Downes 020 7653 6620

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 4,000 people in 16 countries, with key centres in London, Pfaeffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 Index. Further information on the Man Group can be found at www.mangroupplc.com.

20 July 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 19 July 2006 it purchased for cancellation 100,000 of its ordinary shares at a price of 2343.91 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 2,600,000 ordinary shares at a total cost of £61.2 million, giving an average repurchase cost of £23.54 per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000